Sonny W. Allison phone: (303) 291-2314 fax: (303) 291-2414 email: SAllison@perkinscoie.com

August 11, 2011

VIA EDGAR FILING

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-4631

Re:	CAI International, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 15, 2011
File No. 1-33388

Dear Mr. Hartz:

This letter sets forth the responses of CAI International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 contained in your letter dated August 8, 2011 (the “Comment Letter”).  For your convenience, the responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2010

Results of Operations, page 33

1.
We note your response to our prior comment two.  However, we continue to believe that the disclosures you intend to include in future filings should be further revised to better quantify the impact of various factors on your results.  For example, we note in your response that you experienced a 19.9% increase in the average size of your owned fleet from December 31, 2009 to December 31, 2010.  It is unclear how much this increase in the average size of your owned fleet contributed to the $11.1 million increase in revenue.  Therefore, please revise future filings to further quantify the impact of the underlying factors on your results, where practicable.

Mr. John Hartz
Securities and Exchange Commission
August 11, 2011

RESPONSE:

The Company proposes to include in the Results of Operations section in future filings disclosure that will better quantify the impact of various factors on revenue, including the number of owned containers on lease, the utilization rate and the per diem rental rates.  For example, set forth below is a draft of proposed expanded disclosure using the data contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.  To the extent that other factors affect results in the future, the Company will endeavor to include similar disclosure making sure that such factors are addressed in its next Quarterly Report on Form 10-Q, and future filings:

Container Rental Revenue.  Container rental revenue increased $11.1 million, or 20.7%, to $64.9 million for the year ended December 31, 2010 from $53.7 million for the year ended December 31, 2009.  This was primarily caused by an increase in revenue of $15.7 million due to an increase in the number of containers on lease, reflecting a 19.9% increase in the average size of our owned fleet and a 9.7 percentage point increase in utilization from 86.3% in 2009 to 96.0% in 2010.  The increase in revenue was partially offset by a reduction in rental revenue of $2.8 million due to a 5.9% decrease in average per diem rental rates, and a reduction in repair revenue of $1.7 million.

If you have any questions regarding this letter, please contact me at (303) 291-2314.

Very truly yours,

/s/ SONNY ALLISON

Sonny Allison

cc:           Tricia Armelin, Securities and Exchange Commission
CAI International, Inc.